Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE SECOND QUARTER ENDED
JANUARY 23, 2016

Contact:	John Van Orden, CFO
(973) 467-2200
john.vanorden@wakefern.com
Springfield, New Jersey – March 2, 2016 – Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the second quarter ended January 23, 2016.

Net income was $6,284,000 in the second quarter of fiscal 2016 compared to $6,603,000 in the second quarter of the prior year. The second quarter of the prior year includes a higher tax rate due to $436,000 of accrued interest and penalties related to the New Jersey tax dispute. Excluding this item from the prior year period, net income decreased 11% in the second quarter of fiscal 2016 compared to the prior year due primarily to a lower gross profit percentage and higher operating and administrative expenses. Partially offsetting these decreases in net income were substantially greater sales in the last week of the quarter due to the impact of Winter Storm Jonas.

Sales were $420,170,000 in the second quarter of fiscal 2016, an increase of 2.2% compared to the second quarter of the prior year.  Same store sales also increased 2.2% due to higher sales in the last week of the second quarter as customers prepared for Winter Storm Jonas, the closing of two competitor stores and continued sales growth in the recently expanded or replaced stores in Stirling, Greater Morristown and Union.  These increases were partially offset by six new competitor store openings, including stores formerly operated by A&P, and deflation in the meat, seafood and dairy departments. Excluding the impact of Winter Storm Jonas, same store sales increased 0.8% in the second quarter. The Company expects same store sales in fiscal 2016 to range from a 0.5% to 1.5% increase.

Gross profit as a percentage of sales decreased to 26.83% in the second quarter of fiscal 2016 compared to 27.03% in the second quarter of the prior year.

Operating and administrative expense as a percentage of sales increased to 22.67% in the second quarter of fiscal 2016 compared to 22.49% in the second quarter of the prior year. This increase is primarily due to higher fringe benefit costs and payroll. Fringe benefit costs increased due primarily to higher healthcare costs and pension expense. Payroll costs increased due primarily to the addition of Village Food Garden, ShopRite from Home and other services in the expanded Stirling store.

Net income was $10,714,000 in the six-month period of fiscal 2016 compared to $10,481,000 in the six-month period of the prior year. Fiscal 2015 includes a charge to write-off all remaining insurance receivables related to Superstorm Sandy of $1,340 (net of tax) and a higher tax rate due to $840 of accrued interest and penalties related to the New Jersey tax dispute. Excluding these items from the prior year period, net income decreased 15% in the six-month period of fiscal 2016 compared to the prior year primarily due to a lower gross profit percentage and higher operating and administrative expenses. Partially offsetting these decreases in net income were substantially greater sales in the last week of the six-month period due to Winter Storm Jonas.
Village Super Market operates a chain of 29 supermarkets under the ShopRite name in New Jersey, Maryland and northeastern Pennsylvania.
Forward Looking Statements
All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; the success of establishing ShopRite’s presence in the Maryland market; and other factors detailed herein and in the Company’s filings with the SEC.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended		26 Weeks Ended
	January 23, 2016	January 24, 2015	January 23, 2016	January 24, 2015

Sales	$420,170	$411,191	$809,699	$790,935

Cost of sales	307,444	300,065	591,487	577,006

Gross profit	112,726	111,126	218,212	213,929

Operating and administrative expense	95,243	92,471	186,581	181,459

Depreciation and amortization	6,060	5,994	12,018	11,897

Operating income	11,423	12,661	19,613	20,573

Interest expense	(1,125)	(1,138)	(2,252)	(2,272)

Interest income	565	611	1,128	1,226

Income before income taxes	10,863	12,134	18,489	19,527

Income taxes	4,579	5,531	7,775	9,046

Net income	$6,284	$6,603	$10,714	$10,481

Net income per share:
Class A common stock:
Basic	$0.50	$0.53	$0.85	$0.84
Diluted	$0.44	$0.47	$0.76	$0.74

Class B common stock:
Basic	$0.32	$0.34	$0.55	$0.54
Diluted	$0.32	$0.34	$0.55	$0.54

Gross profit as a % of sales	26.83%	27.03%	26.95%	27.05%
Operating and administrative expense as a % of sales	22.67%	22.49%	23.04%	22.94%